Exhibit 99.3

News Release

Sustainable Growth

HARVEST ENERGY TRUST AGREES TO C$4.1 BILLION SALE TO KOREA
NATIONAL OIL CORPORATION

Calgary, Alberta – October 21, 2009 – Harvest Energy Trust (“Harvest”) (TSX:HTE.UN) (NYSE:HTE) today announces that it has entered into an agreement (the “Arrangement Agreement”) with Korea National Oil Corporation (“KNOC”) for the purchase of all the issued and outstanding trust units (the “Units”) at a price of C$10.00 per Unit for a total cash consideration of approximately C$1.8 billion plus the assumption of C$2.3 billion of debt. The Arrangement Agreement will be completed by way of a plan of arrangement under the Business Corporations Act (Alberta) (the “Arrangement”). The Arrangement represents a 47% premium over the 30-day weighted average trading price of the Units on the Toronto Stock Exchange up to and including October 20, 2009.

“We are extremely pleased to announce this transaction, which provides substantial value to our investors. Harvest has a considerable portfolio of opportunities including large oil in place assets coupled with production and throughput expansion opportunities in the upstream and downstream segments respectively. Continued investment by KNOC will supplement this growth.” said John Zahary, President and Chief Executive Officer of Harvest.

Mr. Young-won Kang, President of KNOC commented, “Korea National Oil Corporation is excited about this acquisition and believes Harvest is a perfect fit for KNOC’s North American growth strategy. KNOC has ambitious plans for future growth and is committed to a long term investment strategy in Canada. We are very pleased to be joining forces with a Harvest team that has such a deep and rich experience as well as a proven track record of success.”

The Board of Directors has unanimously approved the Arrangement and determined that it is fair from a financial perspective and that the transaction is in the best interest of Harvest and its unitholders. Thus, the Board of Directors intends to vote their respective Units, totaling 7.0 million Units, in favor of the Arrangement and recommends that unitholders do the same. An information circular regarding the Arrangement is expected to be mailed to security holders in November 2009 for a special meeting of unitholders and holders of trust unit rights and unit awards scheduled to take place in mid to late December, and closing expected to occur prior to year-end. The Arrangement Agreement is subject to formal KNOC board approval on or before October 29, 2009.

The Arrangement is also subject to court and regulatory approval along with the approval of 66⅔ % of unitholders represented in person or by proxy at the special meeting which is expected to be held in December 2009. Harvest has agreed not to solicit or initiate any discussion concerning the sale of significant assets or other business combinations. Should a competitive bid arise, it will provide KNOC five business days to match competing offers. In the event the transaction does not proceed, KNOC has agreed to a non-completion fee of C$100 million. Details of the Arrangement will be filed by Harvest on SEDAR and EDGAR.

In accordance with the terms of the indentures governing Harvest’s convertible debentures, KNOC will make an offer to purchase all outstanding debentures for a cash consideration equal to 101% of the face value thereof, plus accrued and unpaid interest, within 30 days following the effective date of the Arrangement. Likewise, in accordance with the terms of Harvest’s 7⅞ % U.S. Notes, KNOC will make an offer to purchase all outstanding Notes for a cash consideration equal to 101% of the face value thereof plus accrued and unpaid interest, within 30 days following the effective date of the Arrangement.

In accordance with the terms of the Arrangement Agreement, Harvest will suspend its distribution and Premium Distribution, Distribution Reinvestment and Optional Trust Unit Purchase Plan (“DRIP”) effective immediately.

The distribution of C$0.05 per Unit announced on October 8, 2009 will be paid in cash on November 16, 2009 to all Harvest unitholders of record on October 22, 2009.

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TD Securities Inc. is acting as sole financial advisor to Harvest with respect to the Arrangement, and has provided the Board of Directors of Harvest with an opinion regarding the proposed transaction. Subject to the review of final documentation, this opinion indicates that the consideration to be received is fair from a financial point of view.

Bank of America Merrill Lynch is acting as sole financial advisor to KNOC.

Harvest is a significant operator in Canada’s energy industry offering unitholders exposure to an integrated structure with upstream (exploration, development & production of crude oil and natural gas) and downstream (refining & marketing of distillate, gasoline and fuel oil) segments. We focus on identifying opportunities to create and deliver value to unitholders through monthly distributions and unit price appreciation. Our upstream oil and gas production is weighted approximately 70% to crude oil and liquids and 30% to natural gas, and is complemented by our long-life refining and marketing business. Harvest trust units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources. KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable, and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on the KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

Investor & Media Contacts:
John Zahary, President & CEO
Jason Crumley, Manager, Investor Relations
Corporate Head Office:
Harvest Energy
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4
Phone: (403) 265-1178
Toll Free Investor Mailbox: (866) 666-1178
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca